1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 20, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) REVISION OF ANNUAL CAPS FOR
EXISTING CONTINUING CONNECTED TRANSACTIONS
WITH CHINALCO (PROVISION OF ENGINEERING DESIGN
AND OTHER SERVICES) AND GUANGXI INVESTMENT
(SALE OF ALUMINUM INGOTS AND ALUMINA)

(2) NEW CONTINUING CONNECTED TRANSACTIONS WITH GUANGXI
HUAYIN, GUIZHOU DEVELOPMENT,
XINAN ALUMINUM, NANPING ALUMINUM AND GUAN LU

(3) CONNECTED TRANSACTION - ACQUISITION OF ASSETS OF
PINGGUO ALUMINUM FROM CHINALCO

SUMMARY

The board of directors of Aluminum Corporation of China Limited (the "Company") (the "Board" or the "Directors") propose to:

(i)   revise by increasing the annual caps of the existing non-exempt continuing connected transactions (subject to independent shareholders approval) with Chinalco for the provision of engineering design and other services for the two financial years ending 31 December 2008 and 2009;

(ii)   enter into new non-exempt continuing connected transactions (subject to independent shareholders' approval) with Xinan Aluminum for the mutual supply of aluminum and aluminum fabrication products and services;

(iii)   revise by (a) increasing the annual caps of the existing non-exempt continuing connected transactions (not subject to shareholders' approval) with Guangxi Investment for the sale of aluminum ingots and alumina to Guangxi Yinhai, a subsidiary of Guangxi Investment, for the years 2008 and 2009; (b) adding annual caps for the new non-exempt continuing connected transactions (not subject to shareholders' approval) with Guangxi Investment for the purchase of alumina by the Company from Guangxi Huayin, an associate of Guangxi Investment;

(iv)   enter into new non-exempt continuing connected transaction (not subject to independent shareholders' approval) with (a) each of Guizhou Development and Guan Lu for the sale of aluminum products; and (b) Nanping Aluminum for the mutual sale of aluminum products; and

(v) acquire certain assets of Pingguo Aluminum, which is a wholly-owned by Chinalco.

Non-exempt continuing connected transactions subject to shareholders' approval

As some of the applicable percentage ratios for the proposed revisions of annual caps in respect of (a) the provision of engineering design and other services by Chinalco; and (b) the mutual supply of aluminum and aluminum fabrication products and services with Xinan Aluminum exceed 2.5%, such transactions are subject to independent shareholders' approval in addition to the reporting and announcement requirements under the Hong Kong Listing Rules. An extraordinary general meeting ("EGM") will be convened to seek the approval of independent shareholders in this regard. Chinalco and its associates will abstain from voting on the resolutions proposed at the EGM in relation to the proposed revision of annual caps in respect of the continuing connected transactions for the provision of engineering design and other services by Chinalco. An independent board committee will be established to advise the independent shareholders in relation to such non-exempt continuing connected transactions and an independent financial advisor will be appointed to advise the independent board committee and the independent shareholders.

A circular containing, among other things, further details of the continuing connected transactions requiring independent shareholders' approval, together with the advice of the independent financial advisor and the recommendations of the independent board committee will be despatched to the shareholders as soon as possible.

Non-exempt continuing connected transactions not subject to shareholders' approval

The continuing connected transactions with: (a) Guangxi Investment and its subsidiary, Guangxi Yinhai, and its associate, Guangxi Huayin; and (b) each of Guizhou Development, Nanping Aluminum and Guan Lu are all on normal commercial terms and each of the percentage ratios of the respective transactions calculated in accordance with the Hong Kong Listing Rules is less than 2.5%. They are therefore subject only to the reporting and announcement requirements under the Hong Kong Listing Rules but not independent shareholders' approval.

To regulate the continuing mutual provision of products and services between the Company, its relevant subsidiaries and Xinan Aluminum, the Board proposes to enter into a framework agreement for the mutual supply of products and services with Xinan Aluminum. The framework agreement with Xinan Aluminum will be subject to approval by the independent shareholders at the EGM. The Board also proposes that the Company and Guangxi Investment enter into a mutual provision of alumina and primary aluminum products agreement.

The one-off transaction for acquisition of assets of Pingguo Aluminum

The Company entered into an asset acquisition agreement on 30 September 2008 for the acquisition of the assets of Pingguo Aluminum for RMB96,392,725. As part of the restructuring of Chinalco for the purpose of the listing of the Company in Hong Kong back in December 2001, Pingguo Aluminum transferred all its operating assets and businesses to the Company and retained assets and businesses which are ancillary and unrelated to production. It continued to provide ancillary and support services to the Guangxi branch of the Company after its listing in 2001.

The applicable percentage ratios calculated in accordance with the Hong Kong Listing Rules for the acquisition of assets of Pingguo Aluminum, which will also constitute a connected transaction, are all less than 2.5%, such transaction is only subject to the reporting and announcement requirements under the Hong Kong Listing Rules but not independent shareholders' approval.

1.	THE CONNECTED PERSONS

The connected persons who are involved in the continuing connected transactions set out in this announcement are as follows:

Chinalco and its associates

1.1	Chinalco

Chinalco is a substantial shareholder of the Company, holding directly approximately 38.56% equity interest in the Company. It is a State-owned enterprise whose principal business activities include aluminum fabrication, copper fabrication and manufacturing of aluminum.

1.2	Pingguo Aluminum

Pingguo Aluminum is a wholly-owned subsidiary of Chinalco. As part of the restructuring of Chinalco for the purpose of the listing of the Company in Hong Kong back in December 2001, Pingguo Aluminum transferred all its operating assets and businesses to the Company and retained assets and businesses which are ancillary and unrelated to production. It continued to provide ancillary and support services to the Guangxi branch of the Company after its listing in 2001.

Promoters and associates of a promoter

1.3	Guangxi Investment

Guangxi Investment is one of the promoters of the Company holding approximately 1.44% equity interest in the Company. It is a State-owned enterprise controlled by the People's Government of Guangxi Zhuang Autonomous Region. Pursuant to the Hong Kong Listing Rules, Guangxi Investment, as a promoter, is a connected person of the Company and its associates are also connected persons of the Company. It has a 34% equity interest in Guangxi Huayin, a joint venture which is held as to the remaining 33% and 33% by the Company and China Minmetals Non-ferrous Metals Co., Ltd., respectively.

1.4	Guangxi Yinhai

Guangxi Yinhai is a wholly-owned subsidiary of Guangxi Investment. The principal business activities of Guangxi Yinhai include the manufacturing and sales of nonferrous metal. It is a connected person by reason of its being a wholly-owned subsidiary of Guangxi Investment. Purchase of alumina and aluminum products by Guangxi Yinhai from the Group will therefore constitute connected transactions under the Hong Kong Listing Rules.

1.5	Guangxi Huayin

Guangxi Huayin is a joint venture company, the equity of which is held as to 34% by Guangxi Investment, 33% by the Company and 33% by China Minmetals Non-ferrous Metals Co., Ltd. China Minmetals Non-ferrous Metals Co., Ltd. and its ultimate beneficial owner are both third parties independent of the Company and connected persons of the Company. Guangxi Huayin is a connected person of the Company by reason of its being an associate of Guangxi Investment. It is engaged in the production of alumina project in Guangxi Autonomous Region with a planned production capacity of 1.6 million tonnes per annum. The Company, as an equity investor, is entitled to purchase 33% of the total alumina output from Guangxi Huayin and supply of alumina by Guangxi Huayin to the Group therefore constitutes connected transactions under the Hong Kong Listing Rules.

1.6	Guizhou Development

Guizhou Development is a State-owned enterprise and one of the promoters of the Company holding approximately 0.59% equity in the Company. It is owned and controlled by the provincial government in the Guizhou Province. Its principal business activities are in mining resources, metal materials, investment and development operations. Pursuant to the Hong Kong Listing Rules, Guizhou Development, as a promoter, is a connected person of the Company and its associates are also connected persons of the Company.

Substantial shareholder at the subsidiary level

1.7	Xinan Aluminum

Xinan Aluminum is the substantial shareholder of one of the Company's non-wholly owned subsidiaries, Chalco SW Aluminum, which is owned as to 60% by the Company and 40% by Xinan Aluminum. Chalco SW Aluminum became the Company's subsidiary in June 2008 when the acquisition of the Six Plants Acquisition was completed. The Six Plants Acquisition was described in the Company's circular dated 25 March 2008 and approved by the Company's independent shareholders on 9 May 2008. By reason of its being a substantial shareholder of the Company at the subsidiary level, Xinan Aluminum is a connected person of the Company according to the Hong Kong Listing Rules.

Xinan Aluminum is the largest aluminum fabrication manufacturer in the PRC. Its business activities include the production of various types of aluminum alloy sheets, plates and strips products which may be further processed into various architectural products such as window and curtain walls.

1.8	Nanping Aluminum

Nanping Aluminum is a substantial shareholder of the Company's subsidiary, Chalco Ruimin, which is held as to 75% by the Company and 25% by Nanping Aluminum. Chalco Ruimin became the Company's subsidiary in June 2008 when the Six Plants Acquisition was completed. Nanping Aluminum is a large-scale State-owned enterprise whose principal business includes the fabrication of aluminum, magnesium and other alloys, and external trade. By reason of its being a substantial shareholder of the Company at the subsidiary level, Nanping Aluminum is a connected person of the Company according to the Hong Kong Listing Rules.

1.9	Guan Lu

Guan Lu is a substantial shareholder of the Company's subsidiary, Shanxi Huasheng Aluminum Company Limited, which is held as to 51% by the Company and 49% by Guan Lu. The principal businesses of Guan Lu include the manufacturing and sales of primary aluminum and aluminum fabrication products. By reason of its being a substantial shareholder of the Company at the subsidiary level, Guan Lu is a connected person of the Company according to the Hong Kong Listing Rules.

2.	NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS SUBJECT TO INDEPENDENT SHAREHOLDERS' APPROVAL

All historic transaction amounts given in this announcement are based either on the audited accounts of the Company or the unaudited management accounts of the Company. The historic figures that have been audited are indicated with an asterisk.

2.1	Chinalco

Provision of engineering design, construction and supervisory services by Chinalco to the Group

Introduction

By the Provision of Engineering, Construction and Supervisory Services Agreement dated 5 November 2001, which was for an initial term of three years expiring on 30 June 2004 and subsequently extended by two extension agreements to 31 December 2009, Chinalco agreed to provide certain engineering, construction and supervisory services to the Group at the state-guidance price, and if there was no State-guidance price, then at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Co., Ltd., a subsidiary of Chinalco owned as to 95% by Chinalco and 5% by Chalco International Trading, which is the only construction main contractor in the PRC with specialized knowledge on the aluminum industry and accreditation by the PRC government.

Historic transactions and amounts

With the approval of the independent shareholders given at the extraordinary general meeting held on 27 February 2007, the annual cap of the transactions under the Provision of Engineering, Construction and Supervisory Services Agreement was set at RMB3,970 million for each year from 2007 to 2009.

The historic amounts of the services provided by Chinalco under the Provision of Engineering, Construction and Supervisory Services Agreement in each of the three years ended 31 December 2007 and in the first six months ended 30 June 2008 were:

Six months ended
Year ended 31 December	30 June
2005	2006	2007	2008
(RMB million)	(RMB million)	(RMB million)	(RMB million)

2,176*	1,454*	2,876*	3,358

The transaction amount in the first six months of 2008 of RMB3,358 million has not exceeded the existing annual cap for 2008 of RMB3,970 million.

Proposed annual caps for 2008 and 2009

Subject to independent shareholders' approval, the Directors propose to increase the annual caps for the continuing connected transactions under the Provision of Engineering, Construction and Supervisory Services Agreement to RMB11,000 million and RMB12,200 million for each of the two years ended 31 December 2008 and 2009, respectively.

Provision of Engineering, Construction
and Supervisory Services Agreement:
Estimated annual caps for 2008 and 2009
Year ending 31 December 2008	Year ending 31 December 2009
(RMB million)	(RMB million)

11,000	12,200
Reasons for the proposed increase in annual caps

The reasons for the substantial upward increase in the proposed annual caps for the transactions under the Provision for Engineering, Construction and Supervisory Services Agreement are as follows:

(1)

Due to the rapid business expansion of the Group in recent years, there has been a substantial increase in the capital expenditure of the Company in the construction of new production plants as well as upgrading of various existing production plants. The historic capital expenditures for the three years ended 31 December 2007, as well as the estimated capital expenditures for the three years ending 31 December 2010 are set out in the table below.

Historic capital	Estimated capital
expenditure	expenditure
year ended 31 December	year ending 31 December
(RMB million)	(RMB million)
2005	2006	2007	2008	2009	2010

8,332*	8,621*	10,288*	19,574	21,448	18,348

There are substantial increases in the capital expenditures in years 2007 and 2008 as compared to the previous years. This substantial increase is mainly due to:

(a)

the 42 large scale (over RMB100 million) Greenfield projects of the Group, such as the construction of an alumina plant by the Chongqing branch of the Company, with an annual capacity of 800,000 tonnes, at an estimated total investment of about RMB5.4 billion; and

(b)

various extension or upgrading projects of the Group's existing plants as well as plants acquired during the last two years, such as phase III of the alumina expansion project of the Company's Guangxi branch with an estimated total investment of about RMB4.5 billion and the aluminum smelter expansion project of the Company's subsidiary, Fushun Aluminum Company Limited, with an estimated total expenditure of about RMB2.5 billion.

(2)

There has been a change in the contracting relationship with Chinalco and its associates. Prior to 2008, for contracting services provided by Chinalco and its associates, the Group would directly pay most of the independent services providers engaged by Chinalco or its associates. From 2008, Chinalco or its associates have been appointed as the main contractor for most of the major contracts of the Company and will settle payment for services provided by the third party service providers engaged by it.

Of the estimated capital expenditures for each of the three years ended 31 December 2010, approximately 54% to 60% of total capital expenditure each year, as set out in the table below, will be carried out by Chinalco and its associates. Prior to 2008, only approximately 26% to 28% of the total capital expenditure each year were carried out by Chinalco and its associates. As a result of the change in contracting relationship, there will be an increase in the payments to be made to Chinalco and its associates for their services provided under the Provision of Engineering, Construction and Supervisory Services Agreement.

Year ending 31 December
	2005	2006	2007	2008	2009	2010
					(Estimated)

Amount conducted
by Chinalco
(RMB million)	2,176*	1,454*	2,876*	10,575	11,959	10,476
Capital expenditure
(RMB million)	8,332*	8,621*	10,288*	19,574	21,448	18,348
Percentage	26.1%	16.9%	27.9%	54%	54%	57%

(3)

Chinalco, through its acquisition of Changsha Engineering & Research Institute of Nonferrous Metallurgy and China Nonferrous Metal Industry Changsha Exploration & Design Research Institute , has increased its capacities to provide engineering design, construction and supervisory services relating to the alumina and aluminum production plants. In addition, China Aluminum International Engineering Co., Ltd., a subsidiary of Chinalco, is the only construction main contractor in the PRC with specialized knowledge on the aluminum industry and an accreditation of the PRC government. Most of the large scale projects are therefore awarded to Chinalco and its associates, which have expertise in the construction and design of alumina and aluminum production plants.

As some of the applicable percentage ratios for the proposed revisions of annual caps in respect of the provision of engineering design and other services by Chinalco exceed 2.5%, such transactions are subject to independent shareholders' approval in addition to the reporting and announcement requirements under the Hong Kong Listing Rules. An EGM will be convened to seek the approval of independent shareholders in this regard.

2.2	Xinan Aluminum

Xinan Aluminum was once a connected person of the Company by reason of its being an associate of the Company's former substantial shareholder, China Cinda Asset Management Corporation. Upon China Cinda Asset Management Corporation ceasing as a substantial shareholder of the Company on 24 September 2005, Xinan Aluminum also ceased as a connected person of the Company. It became a connected person of the Company again on 1 June 2008 when the Six Plants Acquisition was completed, upon Chalco SW Aluminum becoming a subsidiary of the Company. Chalco SW Aluminum is owned as to 60% by the Company and 40% by Xinan Aluminum. Xinan Aluminum is a connected person of the Company by reason of its being a substantial shareholder of Chalco SW Aluminum.

Chalco SW Aluminum

Xinan Aluminum has business relationships with the Company since the establishment of the Company in 2001. Its current business relationships with the Company and in particular with Chalco SW Aluminum, a subsidiary of the Company, are as follows:

(a)

Xinan Aluminum purchases primary aluminum from various branches and subsidiaries of the Company, such as the Guizhou branch and Zunyi Aluminum Company Limited as raw materials for processing into aluminum alloy ingots and other aluminum products and aluminum fabrication products and also purchases aluminum alloy ingots from other branches of the Company, including the Qinghai and Guizhou branches, for processing into aluminum fabrication products;

(b)

Xinan Aluminum sells the aluminum alloy ingots that were processed or purchased to Chalco SW Aluminum for further processing. Xinan Aluminum also supplies water, electricity, gas and other services to Chalco SW Aluminum;

(c)

Chalco SW Aluminum processes the aluminum alloy ingots into aluminum alloy sheets or rolls and sells back such products to Xinan Aluminum for sale to Xinan Aluminum's customers after further fabrication. Chalco SW Aluminum also sells back to Xinan Aluminum the aluminum fabrication scraps produced during the fabrication process to Xinan Aluminum for recycling; and

(d)

Chalco International Trading, a subsidiary of the Company, is engaged in the import, export and trading of aluminum related products; it purchases processed aluminum fabrication products from Xinan Aluminum for sale to its customers.

Transactions described in (a) (sale of primary aluminum and aluminum alloy ingots) and (c) (sale of processed aluminum alloy sheets or rolls and scraps) constitute sale (revenue) transactions of the Company. Transactions described in (b) (purchase of aluminum alloy ingots by Chalco SW Aluminum) and (d) (purchase of processed aluminum fabrication products by Chalco International Trading) constitute purchase (expenditure) transactions of the Company.

Upon completion of the Six Plants Acquisition (which includes the acquisition of Chalco SW Aluminum) and starting July 2008, Chalco SW Aluminum begins to purchase part of its aluminum alloy ingots directly from the Guizhou and Qinghai branches of the Company for processing into aluminum alloy sheets or rolls. Chalco SW Aluminum continues to but purchased a reduced volume of aluminum alloy ingots from Xinan Aluminum.

Xinan Aluminum became a connected person of the Company on 1 June 2008 and the transactions between it and the Company are subject to the announcement and reporting requirements under the Hong Kong Listing Rules since that date. As the transactions between the Company (including its branches and subsidiaries), Xinan Aluminum and Chalco SW Aluminum had been going on for years since 2001 well before Xinan Aluminum became a connected person of the Company, and it took time for the Directors to actually take over the management of Chalco SW Aluminum upon completion of the Six Plants Acquisition and to ascertain the exact amount of the historic transactions that had been conducted, the Directors consider that it is appropriate to include the transactions with Xinan Aluminum in this announcement and deal with them together with the other continuing connected transactions. The Directors were able to ascertain the full extent of the historic transaction amounts with Xinan Aluminum only in the middle of August 2008.

Historical transactions and amounts

The historic amounts of the transactions between Xinan Aluminum and the Company (including Chalco SW Aluminum and Chalco International Trading) are as follows:

Revenue
Year ending 31 December
(RMB million)
2005	2006	2007	2008	2009
(Estimated)

Sale of primary aluminum
and aluminum alloy
ingots to Xinan Aluminum	650	1,920	3,507	3,610	2,150
Sale of processed aluminum
alloy sheets or rolls and
fabrication scraps to
Xinan Aluminum	1,000	3,184	4,400	4,500	4,100

Total:	1,650	5,104	7,907	8,110	6,250

	5 months ended	3 months ended
	31 May 2008	31 August 2008
	(RMB million)	(RMB million)

Sale of primary aluminum
and aluminum alloy
ingots to Xinan Aluminum	1,076	593
Sale of processed aluminum
alloy sheets or rolls and
fabrication scraps to
Xinan Aluminum	1,679	989

Total:	2,755	1,582

Expenditure

Year ending 31 December
(RMB million)
2005	2006	2007	2008	2009
(Estimated)

Purchase of aluminum
alloy ingots, water,
electricity, gas and
other services by
Chalco SW Aluminum	1,050	3,150	4,000	3,500	2,850
			(Note)
Purchase of processed
aluminum fabrication
products by Chalco
International Trading	0	500	1,000	518	622

Total:	1,050	3,650	5,000	4,018	3,472

	5 months ended	3 months ended
	31 May 2008	31 August 2008
	(RMB million)	(RMB million)

Purchase of aluminum
alloy ingots, water,
electricity, gas and
other services by
Chalco SW Aluminum	1,588	946
Purchase of processed
aluminum alloy sheets
or rolls by Chalco
International Trading	150	127

Total:	1,738	1,073

Note:

Chalco SW Aluminum commenced its production in July 2005. In 2006, it had not yet reached its maximum annual production capacity of 350,000 tonnes as it normally takes some time for a factory to reach its full production capacity. This explains the initial transaction amounts of RMB1,050 million in 2005 and RMB3,150 million in 2006.

The major reasons for the decrease in the sale and purchase transactions with Xinan Aluminum for the two years ending 31 December 2009 as compared with the annual amount in the year 2007 are follows:

(a)

As stated above, since July 2008, Chalco SW Aluminum begins to purchase part of its aluminum alloy ingots directly from the Guizhou and Qinghai branches of the Company instead of from Xinan Aluminum for processing into aluminum alloy sheets or rolls. It is estimated that the purchase of aluminum alloy ingots from the Company will amount to 65,000 tonnes for the six months ending 31 December 2008 and for the 12-month ending 31 December 2009 would be approximately 154,000 tonnes. As a result, the purchase of aluminum alloy ingots from Xinan Aluminum will be reduced, which in turn, will reduce the subsequent transactions between Chalco SW Aluminum and Xinan Aluminum and the aggregate amounts of such transactions; and

(b)

Chalco International Trading may purchase more aluminum alloy sheets or rolls directly from Chalco SW Aluminum, which will result in a reduction in purchases from Xinan Aluminum in 2008 and 2009, as compared to 2007.

Proposed annual caps

Based on the above estimates which are determined based on the historic transaction amounts but taking into consideration the anticipated future reduction in sale and purchase volume as stated in paragraphs (a) and (b) above, and by adding a buffer of about 15% to provide for any possible upward increase in unit price or transaction quantity, the Directors would like to set the aggregate annual caps of the transactions with Xinan Aluminum as follows:

Mutual Provision of Products and
Services Framework Agreement:
Estimated annual caps for 2008 and 2009
	Year ending	Year ending
	31 December 2008	31 December 2009
	(RMB million)	(RMB million)

Revenue	9,000	7,000
Expenditure	4,600	4,000

Given the historic fluctuation in the market price of primary aluminum with the lowest price at RMB17,700 per tonne and the highest price at RMB20,600 per tonne in the one-year period from 1 September 2007 to 31 August 2008 (a fluctuation range of 17%), the Directors consider the 15% buffer to be fair and reasonable in the current market condition.

As the relevant percentage ratios of the continuing connected transactions with Xinan Aluminum exceed 2.5%, they are non-exempt continuing connected transactions and are therefore subject to independent shareholders' approval.

Mutual Provision of Products and Services Framework Agreement

In order to regulate the continuing connected transactions between Xinan Aluminum and the Company and its subsidiaries, the parties entered into a Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement (the "Aluminum Alloy Ingots and Fabrication Agreement") on 20 October 2008, the major terms of which are set out below:

(a)	Parties:

Xinan Aluminum (for itself and on behalf of its subsidiaries and associates but exclude associates who are also subsidiaries of the Company) on the one part and the Company (for itself and on behalf of its relevant subsidiaries) on the other part

(b)	Transactions to be regulated:

*	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things:

primary aluminum and aluminum alloy ingots

*	purchase of products and services by Chalco SW Aluminum from Xinan Aluminum; such products and services include, among other things:

aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services

*	sale of products by Chalco SW Aluminum to Xinan Aluminum, such products include, among other things:

aluminum alloy sheets or rolls, aluminum fabrication scraps

*	purchase of products by Chalco International Trading from Xinan Aluminum, such products mainly include:

aluminum fabrication products

(c)	Price Determination

*	according to State-prescribed price;

*	if there is no State-prescribed price, the State-guidance price;

*	if there is neither a Sate-prescribed price nor State-guidance, market price; or

*	if none of the above is applicable, contract price.

"Market price" means the price for the same type of products or services charged by independent third parties in the same area or in the vicinity under normal commercial terms or the price for the same type of products or services charged by independent third parties under normal commercial terms in the PRC;

"Contract price" means the price determined in accordance with "reasonable costs plus reasonable profit"; "reasonable costs" means the actual costs of another product or service provider acknowledged by both parties, and "reasonable profit" means reasonable costs multiplied by an average profit margin in the same industry.

The Mutual Provision of Products and Services Agreement is for a term of 19 months from 1 June 2008 to 31 December 2009 and is subject to approval by the independent shareholders at the EGM. As Xinan Aluminum and its associates are connected persons of the Company, they are required to abstain from voting at the resolutions proposed at the EGM.

3.

REVISION OF ANNUAL CAPS FOR EXISTING NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS SUBJECT TO THE REPORTING AND ANNOUNCEMENT REQUIREMENTS UNDER THE HONG KONG LISTING RULES BUT NOT INDEPENDENT SHAREHOLDERS' APPROVAL

3.1	Guangxi Investment

Guangxi Yinhai

Both Guangxi Nonferrous Metal and Guangxi Yinhai are wholly owned subsidiaries of Guangxi Investment, while Guangxi Baise is owned as to 61.105% by Guangxi Investment. Guangxi Investment is a promoter and connected person of the Company and Guangxi Nonferrous Metal and Guangxi Yinhai are subsidiaries of Guangxi Investment and therefore connected persons of the Company. Transactions with Guangxi Nonferrous Metal and Guangxi Yinhai are therefore connected transactions of the Company. The Company had been selling aluminum ingots and alumina to Guangxi Nonferrous Metal since 2001 pursuant to an agreement made between the Company and Guangxi Nonferrous Metal, and alumina to Guangxi Baise pursuant to an agreement made between the Company and Guangxi Baise since 2007. Details of the agreements and the continuing connected transactions with Guangxi Nonferrous Metal are set out in the Prospectus, the 2003 and 2006 CT Circular, while details of the continuing connected transactions with Guangxi Baise are set out in the 2006 CT Circular.

The transactions with Guangxi Nonferrous Metals and Guangxi Baise were aggregated and the annual cap set at RMB450 million for each of the three years ending 31 December 2009, as disclosed in the 2006 CT circular. The agreement with Guangxi Nonferrous Metal expired on 31 December 2007 and it ceased to have any transactions with Company since 2008. The annual cap of RMB450 million therefore applies to the continuing connected transactions with Guangxi Baise alone. All contractual rights and obligations of Guangxi Baise were assumed by Guangxi Yinhai in the beginning of 2008 by mutual agreement made between Guangxi Yinhai, Guangxi Baise and the Company, which was subsequently confirmed by a letter from Guangxi Baise to the Company dated 4 February 2008. The counter-party of the continuing connected transactions has therefore changed from Guangxi Baise to Guangxi Yinhai. As both Guangxi Baise and Guangxi Yinhai are subsidiaries of Guangxi Investment and the transactions with both of them are conducted on exactly the same terms and conditions, they are taken as transactions conducted with the Guangxi Investment group of companies, and accordingly the Directors of the Company do not consider the change from Guangxi Baise to Guangxi Yinhai a material change.

Historical transactions

The historical amounts of the sales by the Company to the subsidiaries of Guangxi Investment (i.e. Guangxi Nonferrous Metal, Guangxi Baise and Guangxi Yinhai) are as follows:

	Historical sales	Estimated sales
Revenue:
12 months ended	6 months ended	12 months ended
31 December	30 June	31 December
(RMB million)	(RMB million)	(RMB million)
	2005	2006	2007	2008	2008	2009

Sale of alumina and
primary aluminum
to subsidiaries of
Guangxi Investment
(i.e. Guangxi
Nonferrous Metal,
Guangxi Baise and
Guangxi Yinhai)	86	156	434	579.06	1,294	1,295

The sales by the Company to Guangxi Investment increased because the production capacity of Guangxi Baise increased from 2005 to 2007 and thus, needed more alumina for production of primary aluminum. In the beginning of 2008, Guangxi Yinhai entered into an agreement to purchase 50,000 tonnes of primary alumina from the Company, which resulted in the increase of the sales volume of the Company to Guangxi Investment. Delivery of the primary alumina was made by stages with each delivery made against payment. In June 2008, the aggregate sales by the Company to Guangxi Investment in the period from 1 January 2008 to 30 June 2008 reached RMB579.06 million and the Directors became aware that the existing annual cap of RMB450 million had been exceeded. Accordingly, the Company should have re-complied with the reporting and announcement requirements under the Hong Kong Listing Rules.

In 2009, the Directors estimate that the sales volume to Guangxi Investment will remain relatively unchanged.

Guangxi Huayin

Guangxi Huayin is a joint venture company established in 2003, the equity of which is held as to 34% by Guangxi Investment, 33% by the Company and 33% by China Minmetals Non-ferrous Metals Co., Ltd., an independent third party. Guangxi Huayin commenced production in May 2008 and has a planned production capacity of 1.6 million tonnes per annum. The production volume in 2008 is estimated to be 800,000 tonnes. It will reach full production capacity in 2009. The Company, as an equity investor, is entitled to purchase 33% of the total alumina output from Guangxi Huayin in proportion to its shareholdings. Purchase of alumina by the Group from Guangxi Huayin constitutes continuing connected transactions of the Company. The Group has been purchasing alumina from Guangxi Huayin since its commencement of production in May 2008 pursuant to a written agreement dated 26 May 2008. All purchases under the agreement are conducted at market price with delivery against payment in cash. The historic purchase amount from 26 May 2008 to 30 June 2008 is as follows:

26 May 2008 to
30 June 2008
(RMB million)

Purchase of alumina from Guangxi Huayin	61.56

Based on 33% of Guangxi Huayin's total output for 2008 of about 800,000 tonnes and total output for 2009 of about 1,600,000 tonnes, the estimated purchase of alumina from Guangxi Huayin in 2008 and 2009 are as follows:

2008	2009
(RMB million)
(Estimated)

Purchase of alumina from Guangxi Huayin	708	1,540

Annual caps

Based on the above estimates and by adding a buffer of 15% to provide for any upward increase in unit price or transaction quantity, the Directors would like to set the annual caps of the transactions with Guangxi Investment (including its associates and subsidiaries) as follows:

Estimated annual caps for 2008 and 2009
	Year ending	Year ending
	31 December 2008	31 December 2009
	(RMB million)	(RMB million)

Revenue	1,490	1,490
Expenditure	815	1,770

Given the historic fluctuation in the market price of primary aluminum with the lowest price at RMB17,700 per tonne and the highest price at RMB20,600 per tonne in the one-year period from 1 September 2007 to 31 August 2008 (a fluctuation range of 17%), the Directors consider the 15% buffer to be fair and reasonable in the current market condition.

Mutual Provision of Products Framework Agreement

In order to regulate the continuing connected transactions between Guangxi Investment (including its associates and subsidiaries) and the Company, the parties entered into a Provision of Alumina and Aluminum Products Agreement (the "Mutual Provision of Products Framework Agreement") on 20 October 2008, the major terms of which are set forth below:

(a)	Parties:

Guangxi Investment (for itself and/or on behalf of its associates and subsidiaries) on the one part and the Company (for itself and on behalf of its relevant subsidiaries) on the other part

(b)	Transactions to be regulated:

*	sale of primary aluminum and alumina by the Company and its branches and relevant subsidiaries to Guangxi Investment and/or its associates or subsidiaries;

*	purchase of alumina by Company from the Guangxi Investment and/or its associates or subsidiaries.

(c)	Price Determination

*	according to State-prescribed price;

*	if there is no State-prescribed price, the State-guidance price;

*	if there is neither a Sate-prescribed price nor State-guidance, market price; or

*	if none of the above is applicable, contract price.

"Market price" means the price for the same type of products or services charged by independent third parties in the same area or in the vicinity under normal commercial terms or the price for the same type of products or services charged by independent third parties under normal commercial terms in the PRC;

"Contract price" means the price determined in accordance with "reasonable costs plus reasonable profit"; "reasonable costs" means the actual costs of another product or service provider acknowledged by both parties, and "reasonable profit" means reasonable costs multiplied by an average profit margin in the same industry.

(d)	Term:

The agreement is for a term of about 14.5 months from the date of the agreement to 31 December 2009.

Reasons and benefits for entering into the continuing connected transactions

The reasons for entering into the connected transaction with Guangxi Investment are:

1.

Guangxi Investment, through its subsidiaries, Guangxi Nonferrous Metal and subsequently Guangxi Baise, then Guangxi Yinhai, has been purchasing alumina and aluminum ingots from the Group for its nonferrous metal business since the Company's establishment in 2001. The Directors (including the independent non-executive directors) are of the view that the continuing connected transactions with Guangxi Yinhai will facilitate the continued growth of the Company's operations, are on normal commercial terms and in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the shareholders as a whole.

2.

Guangxi Huayin is a joint venture invested by the Company to increase the Company's alumina supply. The Company's purchase of alumina from Guangxi Huayin is based on the terms of its investment in the joint venture and are on normal commercial terms.

4.	NEW NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS SUBJECT TO THE REPORTING AND ANNOUNCEMENT REQUIREMENTS UNDER THE HONG KONG LISTING RULES BUT NOT INDEPENDENT SHAREHOLDERS' APPROVAL

4.1	Guizhou Development

Agency sales

Guizhou Development has been acting as a sales agent for the Company for a commission pursuant to an aluminum ingots agency agreement dated 5 November 2001 since the Company's reorganization for listing back in 2001. Principal terms of the aluminum ingots agency agreement, which is for a term of 10 years expiring on 30 June 2011, are set out in the Company's Prospectus.

Pursuant to the Aluminum Ingots Agency Agreement, Guizhou Development has undertaken to sell not more than 19,280 tonnes of aluminum ingots per year for a commission which shall be at the same rate at which the same products are sold by other agents. The current rate of commission payable to Guizhou Development is RMB100 per tonne of aluminum ingots sold. The annual cap for the continuing connected transactions with Guizhou Development under the aluminum ingots agency agreement is RMB2 million. The agency transactions with Guizhou Development are de minimus connected transactions not subject to reporting requirements under the Hong Kong Listing Rules.

Purchase of aluminum ingots

From January 2008, Guizhou Development started to purchase primary aluminum ingots directly as principal from one of the Company's indirect non-wholly owned subsidiaries, Chalco Kailin, which is one of the principal sales channels of the Company. Purchase of primary aluminum by Guizhou Development is based on the standard contracts entered into by Chalco Kailin with its other customers. All sales of primary aluminum to Guizhou Development are at market price with delivery against payment by cash or bank transfer. The agreement dated 1 January 2008 with Guizhou Development is a spot contract for a term of one year from 1 January 2008 to 31 December 2008 for purchase up to a maximum of 24,000 tonnes of primary aluminum at market price with delivery to be made against payment. The value of the transactions accrued up to 30 June 2008 was de minimus pursuant to the Hong Kong Listing Rules. Continuation of these continuing connected transactions since 1 July 2008 is subject to the announcement and reporting requirements under the Hong Kong Listing Rules but not independent shareholders' approval.

Historic transactions and amounts

For the period from 1 January 2008 to 30 June 2008, the amount of commission paid to Guizhou Development under the Aluminum Ingots Agency Agreement was RMB263,000, while the amount of revenue received from Guizhou Development for the sale of primary aluminum was RMB77.81 million.

Six months
12 months ended	ended
31 December	30 June
2006	2007	2008
(RMB million)

Expenditure
Agency Commission	2*	2*	0.263

Revenue
Sale of primary aluminum	N/A	N/A	77.81

In the first six months of 2008, Guizhou Development purchased only about 4,700 tonnes of primary aluminum, but its contractual commitment is to purchase an aggregate of up to 24,000 tonnes from the Company for the whole year.

Proposed annual caps for 2008 and 2009

The Directors propose to set the annual caps under the aluminum ingots agency/sales agreement with Guizhou Development as follows:

12 months ending
31 December
2008	2009
(RMB million)

Expenditure
Agency Commission	2	2

Revenue
Sale of primary aluminum	400	450

The above annual caps are determined based on the following factors:

(a)

Based on the contractual commitment under the Aluminum Ingots Agency Agreement and the historic transaction volume since the Company's listing in 2001, the volume of aluminum ingots of 19,280 tonnes to be sold by Guizhou Development as sales agent is expected to remain unchanged for the two years ending 31 December 2009. The rate of commission which currently is at the rate of RMB100 per tonne will be paid to Guizhou Development for each tonne of aluminum ingots sold by it;

(b)

Based on the agreement dated 1 January 2008 under which Guizhou Development may make spot purchases of up to 24,000 tonnes of primary aluminum per year, it is expected that Guizhou Development may purchase approximately 20,000 tonnes of primary aluminum as principal for the six months ending 31 December 2008 and approximately the same volume for the year ending 31 December 2009. All purchases of primary aluminum will be at the same market price payable by other independent third party customers of Chalco Kailin; and

(c)

The Directors have added a buffer of 15% on the estimated amounts to provide for any upward increase in unit price or transaction quantity. The annual cap for 2009 is slightly higher than that of 2008 to take into account the possible slight increase in per unit price. Given the historic fluctuation in the market price of primary aluminum with the lowest price at RMB17,700 per tonne and the highest price at RMB20,600 per tonne in the one-year period from 1 September 2007 to 31 August 2008 (a fluctuation range of 17%), the Directors consider the 15% buffer to be fair and reasonable in light of current market conditions.

Reasons and benefits for the transactions

The transactions with Guizhou Development are on normal commercial terms and in the ordinary and usual course of business of the Company, and based on market price payable by other independent third party customers. The Directors are of the view that such transactions are normal commercial transactions of the Company and will further strengthen the base of the Company's long-term customers, as well as facilitate the growth of the Company's business.

4.2	Nanping Aluminum

Nanping Aluminum is principally engaged in the production of primary aluminum and aluminum ingots. It is a connected person of the Company by way of its 25% equity interest in Chalco Ruimin, which became a subsidiary of the Company upon completion of the Six Plants Acquisition. Nanping Aluminum has business relationships with Chalco Ruimin well before the Six Plants Acquisition.

Chalco Ruimin is principally engaged in the fabrication of aluminum and other alloys and external trade.

The business relationships between the Company, Nanping Aluminum and Chalco Ruimin are as follows:

The Company and Nanping Aluminum:

As part of its normal course of business, Nanping Aluminum purchases alumina and primary aluminum from the Group for processing into aluminum alloy ingots. It also purchases aluminum alloy ingots from the Shandong branch of the Company.

As part of Nanping Aluminum's normal course of business, Chalco Ruimin (a subsidiary of the Company held as to 75% by the Company and 25% by Nanping Aluminum) purchases aluminum sheets from Nanping Fabrication for fabrication and at the same time, also provides fabrication services to Nanping Fabrication. Nanping Fabrication is a 100% owned subsidiary of Nanping Aluminum.

All the above sales and purchases of alumina, primary aluminum and aluminum alloy ingots between the Company and Nanping Aluminum are conducted in the normal and ordinary course of business of the Company and Nanping Aluminum under normal commercial terms. The purchase of aluminum sheets and the provision of fabrication services by Chalco Ruimin to Nanping Fabrication are also conducted in the normal and ordinary course of business of the two parties under normal commercial terms.

The following agreements had been signed by the parties prior to 1 June 2008:

Date of
agreement	Product	Quantity	Price	Term	Buyer
		(tonne/annum)

Revenue
9.10.2004	Alumina	40,000	Market price	5 years	Nanping
				(1.1.2005 to	Aluminum
				31.12.2009)
21.12.2007	Aluminum ingots	36,000	Market price	1 year	Nanping
				(1.1.2008 to	Aluminum
				31.12.2008)
21.12.2007	Aluminum ingots	10,800	Market price	1 year	Nanping
				(1.1.2008 to	Fabrication
				31.12.2008)
3.1.2008	Aluminum ingots	4,800	Market price	1 year	Nanping
				(1.1.2008 to	Aluminum
				31.12.2008)

Expenditure
7.11.2007	Aluminum fabrication	32,000	Market price	1 year	Chalco Ruimin
	products			(1.1.2008 to
				31.12.2008)
8.2008	Aluminum fabrication	40,000	Market price	1 year	Chalco Ruimin
	products			(1.1.2009 to
				31.12.2009)

Historic transactions and amounts

The historic amount of sales to Nanping Aluminum and purchases from Nanping Fabrication in the years 2006 and 2007 and in the first six months of 2008 were:

12 months ended	12 months ended	6 months ended
31 December 2006	31 December 2007	30 June 2008
(RMB million)

Sales of alumina,
primary aluminum and
aluminum alloy ingots
by the Company to
Nanping Aluminum	237.58	348.22	339.67
Purchase of aluminum
alloy sheets and provision
of fabrication services by
Chalco Ruimin to
Nanping Aluminum	178.05	221.16	138.09

Nanping Aluminum became a connected person of the Company on 1 June 2008. The transactions between it and the Company are subject to announcement and reporting requirements under the Hong Kong Listing Rules as of that date. Since the agreements with Nanping Aluminum and Nanping Fabrication were entered into well before Nanping Aluminum became a connected person, and it took time for the Directors to actually take over the management of Chalco Ruimin and to ascertain the exact amount of the historic transactions that had been conducted, the Directors consider that it is appropriate to include the transactions with Nanping Aluminum in this announcement and deal with them together with the other continuing connected transactions. The Directors were able to ascertain the full extent of the historic transaction amounts with Nanping Aluminum only in the middle of August 2008.

Proposed annual caps for 2008 and 2009

Based on the historical transactions among the Company, Nanping Aluminum and Chalco Ruimin, the Directors have estimated the sales and purchases volume for 2008 and 2009. The Directors propose to set the annual caps in respect of the sales to Nanping Aluminum and the purchases from Nanping Aluminum as follows:

	2008	2009
	(RMB million)	(RMB million)

Sales of alumina, primary aluminum
and aluminum alloy ingots by the
Company to Nanping Aluminum	920	1,030
Purchase of aluminum alloy sheets and
provision of fabrication services
by Chalco Ruimin to Nanping Aluminum	400	450

The reasons for the increased amounts of transactions for the two years ending 31 December 2009 are as follows:

(a)

Sales in 2008 and 2009 are expected to increase compared to 2007, as Nanping Aluminum's aluminum fabrication capacity has increased by 75,000 tonnes since the second half of 2007 and accordingly, is purchasing more aluminum ingots and aluminum alloy ingots from the Company to meet its increased fabrication capacity.

(b)

When estimating the annual caps, the Directors have added a 15% buffer to the estimated revenue to provide for any upward increase in unit price or sales quantity. Given the historic fluctuation in the market price of primary aluminum, with the lowest price at RMB17,700 per tonne and the highest price at RMB20,600 per tonne during the one-year period from 1 September 2007 to 31 August 2008 (a fluctuation range of 17%), the Directors consider the 15% buffer to be fair and reasonable in light of current market conditions.

Reasons and benefits for the transactions

As stated above, Nanping Aluminum has been a customer of the Company since the Company's establishment in 2001. The Directors (including the independent non-executive directors) are of the view that the continuing connected transactions with Nanping Aluminum will facilitate the continued growth of the Company's operations, are on normal commercial terms and in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the shareholders as a whole.

4.3	Guan Lu

On 6 December 2005, the Company and Guan Lu entered into a joint venture agreement to establish Shanxi Huasheng Aluminum Company Limited, the equity of which is held as to 51% by the Company and 49% by Guan Lu. Guan Lu thus became a connected person of the Company on 6 December 2005 by reason of being a substantial shareholder of the Company at the subsidiary level. The principal businesses of Guan Lu include manufacturing and sales of primary aluminum and aluminum products. It purchases alumina from the Shanxi branch of the Company for processing into primary aluminum pursuant to a long term supply agreement dated 22 August 2006 for a term of 3 years from 1 January 2007 to 31 December 2009. Since 2006, it has also purchased small quantities of aluminum alloy ingots from the Henan branch of the Company on a spot basis. All purchases under the long-term supply agreement are conducted in cash with delivery against payment.

Historic transactions and amounts

The historic amount of the sales to Guan Lu by the Company in years 2006 and 2007 and in the first six months of 2008 were:

12 months ended	12 months ended	6 months ended
31 Dec 2006	31 Dec 2007	30 June 2008
(RMB million)

Sales of alumina and aluminum
alloy ingots to Guan Lu	258.02	212.2	78.55

The following factors have contributed to the fluctuations in the historic sales amounts:

(a)

the decrease in the sales in 2007 was mainly due to decrease in the purchases of aluminum alloy ingots by Guan Lu, as compared to the year 2006. In 2006, Guan Lu purchased RMB57.69 million worth of aluminum alloy ingots from the Company but in 2007, there were no purchases; and

(b)

the proportionate decrease in sales in the six months ended 30 June 2008 was mainly due to decrease in the unit price of alumina and the decrease in spot purchase of alumina by Guan Lu during the period. In 2007, Guan Lu made spot purchases totalling 23,000 tonnes of alumina, but in the first six months of 2008, only 2,000 tonnes of alumina were purchased on a spot basis. For the six months ended 30 June 2008, the spot purchase by Guan Lu was only approximately 8.7% of the total spot purchase by Guan Lu in the year 2007.

The relevant percentage ratios of the historic sales to Guan Lu were all on an annual basis, more than 0.1% but less than 2.5%, and were subject to the reporting and announcement requirements of the Hong Kong Listing Rules, which the Directors should have complied with in 2006 and 2007. For the year 2008, the transactions with Guan Lu ceased to be de minimis at the end of June 2008, and the Directors should have complied with the reporting and announcement requirements under the Hong Kong Listing Rules.

Proposed annual caps for 2008 and 2009

Based on the historical sales to Guan Lu and the sales for the six months ended 30 June 2008, the Directors propose to set the annual caps of the transactions with Guan Lu as follows:

2008	2009
(RMB million)

Sales (by the Company)	210	260

In setting the annual caps, the Directors have taken into account the following:

(a)

The long-term supply of alumina to Guan Lu will remain stable. However, depending on market conditions, there may be an increase of spot sales to Guan Lu from an estimated 12,000 tonnes in 2008 to 24,000 tonnes in 2009, based on the historic spot purchases of 23,000 tonnes in 2007; and

(b)

A 15% buffer has been included when setting the annual caps to provide for any upward increase in unit price or transaction quantity including the increase in spot purchase. Given the historic fluctuation in the market price of primary aluminum, with the lowest price at RMB17,700 per tonne and the highest price at RMB20,600 per tonne during the one-year period from 1 September 2007 to 31 August 2008 (a fluctuation range of 17%), the Directors consider the 15% buffer to be fair and reasonable in the current market condition.

Reasons and benefits for the continuing connected transactions

The transactions with Guan Lu are on normal commercial terms and in the ordinary and usual course of business of the Company, and based on market prices payable by other independent third party customers. The Directors are of the view that such transactions are normal commercial transactions of the Company and will further strengthen the base of the Company's long-term customers, as well as facilitate the growth of the Company's business.

5.	SUMMARY OF THE ANNUAL CAPS

In summary, the annual caps of the continuing connected transactions proposed by the Directors for each of the two financial years ending 31 December 2009 are as follows:

Proposed Annual Caps
Expenditure/	(RMB million)
Connected Party	Transaction	Revenue	2008	2009

Chinalco	Provision of engineering	Expenditure	11,000	12,200
	design, construction and
	supervisory services
	by Chinalco

Xinan Aluminum	Product sales of	Revenue	9,000	7,000
(1)	primary aluminum
and aluminum
alloy ingots; and
(2)	processed aluminum
alloy sheets (rolls),
to Xinan Aluminum

Xinan Aluminum	Purchase of	Expenditure	4,600	4,000
(a)	aluminum alloy ingots
by Chalco SW
Aluminum; and
(b)	aluminum alloy
sheets by Chalco
International Trading

Non-exempt continuing connected transactions subject to reporting and announcement requirements only

Guangxi Investment	Sale of alumina and	Revenue	1,490	1,490
	primary aluminum to
	Guangxi Yinhai

Guangxi Investment	Purchase of alumina	Expenditure	815	1,770
	from Guangxi Huayin

Guizhou Development	Sale of primary aluminum	Revenue	400	450
	to Guizhou Development

Nanping Aluminum	Sale of alumina	Revenue	920	1,030
	and aluminum
	alloy ingots to
	Nanping Aluminum

Nanping Aluminum	Purchase of aluminum	Expenditure	400	450
	fabricated rolls from
	Nanping Aluminum

Guan Lu	Sale of alumina and	Revenue	210	260
	aluminum alloy ingots
	to Guan Lu

6.	ONE-OFF CONNECTED TRANSACTION - ACQUISITION OF ASSETS FROM PINGGUO ALUMINUM

Background information on Pingguo Aluminum

Pingguo Aluminum is a wholly-owned subsidiary of Chinalco. In preparation for the listing of the Company in 2001, Pingguo Aluminum transferred all its production related assets (except for an alloy plant) to the Company's Guangxi branch, and retained only the assets which were unrelated to production (except for an alloy plant) and ancillary in nature. Since then, Pingguo Aluminum has been supplying miscellaneous items ancillary to production such as tools, packaging materials and labour protection items to the Company under the Mutual Supply Agreement made between Chinalco and the Company, as well as certain social, logistic and ancillary services to the Company under the Comprehensive Social and Logistics Agreement between Chinalco and the Company.

Asset Acquisition Agreement

By an asset acquisition agreement dated 30 September 2008, the Company agreed to acquire and Pingguo Aluminum agreed to sell certain of its assets to the Company. The assets include the majority but not all of Pingguo Aluminum's assets. The assets retained by Pingguo Aluminum consist of a hospital, a child care centre, a guest house and certain allocated land which cannot be transferred without the approval of the relevant government authorities and upon such approval, the payment of a substantial land premium. These assets are not significant to Pingguo Aluminum or to the Company. The principal terms of the agreement are as follows:

Parties:	the Company and Pingguo Aluminum

Assets to be acquired:

The assets comprised the assets and liabilities of Pingguo Aluminum as set out in the Asset Appraisal Report dated 30 September 2007, prepared by Beijing Zhongfeng Asset Appraisal Company Limited , an independent and duly-qualified PRC valuer appointed by the Company, using the integrated replacement cost method.

Consideration:

RMB96,392,725, which was determined on the basis of the appraised value of Pingguo Aluminum's net assets as at 30 September 2007, and set out in the Asset Appraisal Report. All losses arising from the use of the assets from 30 September 2007 to the date of completion (other than fair wear and tear) will be borne solely by Pingguo Aluminum.

Payment terms:	Consideration will be paid in cash within 5 days from the date of the agreement.

Completion:	Both parties will use their best endeavours to complete the transaction by effecting the transfer of the assets.

Description of the assets to be acquired

Details of the assets to be acquired from Pingguo Aluminum comprised mainly of:

*	alloy plant and related equipment (the alloy plant purchases primary aluminum from the Company for production into aluminum alloy products for sale to independent third parties);

*

interest in Pingguo Aluminum Building Company, a building services company wholly owned by Pingguo Aluminum, which previously provided services ancillary to production, such as maintenance and construction services, to the Company's Guangxi branch. Pingguo Aluminum Building Company ceased all operations in June 2008 but its staff will be integrated into the Company's Guangxi branch after completion of the acquisition. For the 12 months ended 31 December 2006 and nine months ended 30 September 2007, Pingguo Aluminum Building Company suffered a net loss (unaudited) of RMB630,060 and RMB388,990, respectively;

*	a fleet of passenger vehicles; and

*	other ancillary facilities and apparatus such as canteen, staff quarters and carbon production facilities.

Financial information attributable to the assets being acquired

The consideration, value of the net assets, as well as the unaudited net profit (before and after taxation) of Pingguo Aluminum attributable to the assets to be acquired are set forth below:

Unaudited net profit	Unaudited net profit
before taxation of	after taxation of
Pingguo Aluminum	Pingguo Aluminum
attributable to the assets	attributable to the assets
being acquired	being acquired
		Appraised
	Unaudited	value of
	value of net	net assets	For the	For the	For the	For the
	assets as at	as at	financial	financial	financial	financial
Consideration	30 September	30 September	year ended	year ended	year ended	year ended
	2007	2007	31 Dec 2006	31 Dec 2007	31 Dec 2006	31 Dec 2007
			(RMB)

96,392,725	82,228,769	96,392,725	1,061,968	883,614	723,406	779,231

Reasons and benefits for entering into the transaction

The major reasons for the acquisition are as follows:

1.

Upon the completion of the acquisition, the amount of continuing connected transactions between the Guangxi branch of the Company and Pingguo Aluminum is expected to be substantially reduced. In particular, the mutual provision of supply of products and services between Guangxi branch of the Company and Pingguo Aluminum, as well as the provision of social and logistics services by Pingguo Aluminum, is expected to be substantially reduced.

2.

Given the historic relationship with Pingguo Aluminum as stated above, the Company is essentially acquiring what was previously retained by Pingguo Aluminum. Upon the completion of the acquisition, the supply of miscellaneous items ancillary to production and services from Pingguo Aluminum will be substantially reduced, which will reduce administrative costs, increase efficiency and reduce the costs of operations of the Company.

The Directors consider that the terms of the acquisition are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

7.	INFORMATION RELATING TO THE COMPANY

The Company is the largest producer of alumina and primary aluminum in the PRC. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina and primary aluminum.

8.	HONG KONG LISTING RULES IMPLICATIONS

Non-exempt continuing connected transactions subject to independent shareholders' approval

As some of the applicable percentage ratios for the proposed revisions of annual caps in respect of: (a) the provision of engineering design and other services by Chinalco; and (b) the mutual supply of aluminum and aluminum fabrication products and services with Xinan Aluminum exceed 2.5%, such transactions are subject to independent shareholders' approval, as well as the reporting and announcement requirements under the Hong Kong Listing Rules. An EGM will be convened to seek the approval of independent shareholders in this regard. Chinalco and its associates will abstain from voting on the resolutions proposed at the EGM for the proposed revision of annual caps in respect of the continuing connected transactions for the provision of engineering design and other services by Chinalco.

To regulate the continuing mutual provision of products and services between the Company, its relevant subsidiaries and Xinan Aluminum, the Board proposes to enter into a framework agreement for the mutual products and services with Xinan Aluminum. The framework agreement with Xinan Aluminum will be subject to approval by the independent shareholders at the EGM. The Board also proposes that the Company and Guangxi Investment enter into a mutual provision of alumina and primary aluminum products agreement.

An independent board committee will be established to advise the independent shareholders in relation to such non-exempt continuing connected transactions. An independent financial advisor will be appointed to advise the independent board committee and the independent shareholders.

A circular containing, among other things, further details of the continuing connected transactions requiring independent shareholders' approval, together with the advice of the independent financial advisor and the recommendations of the independent board committee, will be despatched to the shareholders as soon as possible.

Chinalco and its associates and, where applicable, each of Xinan Aluminum and its associates, will abstain from voting at the resolutions at the EGM. Except as disclosed above, no other shareholders are required to abstain from voting at the EGM.

Non-exempt continuing connected transactions not subject to shareholders' approval

The continuing connected transactions with: (a) Guangxi Investment and its subsidiary, Guangxi Yinhai, and its associate, Guangxi Huayin; and (b) each of Guizhou Development, Nanping Aluminum and Guan Lu are all on normal commercial terms. Each of the percentage ratios of the respective transactions calculated pursuant to the Hong Kong Listing Rules are on an annual basis and less than 2.5%. Therefore, they are only subject to the reporting and announcement requirements under the Hong Kong Listing Rules, but not subject to independent shareholders' approval.

Acquisition of the assets of Pingguo Aluminum

The applicable percentage ratios calculated in accordance with the Hong Kong Listing Rules for the acquisition of assets of Pingguo Aluminum, which will also constitute a connected transaction, are all less than 2.5%. Therefore, such transaction is only subject to the reporting and announcement requirements under the Hong Kong Listing Rules but not subject to independent shareholders' approval.

Aggregation of transactions under the Hong Kong Listing Rules

None of the connected transactions set out herein is required to be aggregated with prior transactions between the Group and the relevant connected person.

9.	DEFINITIONS

"2003 CT Circular"	circular on renewal of the annual limits (caps) of the continuing connected transactions published by the Company dated 26 November 2003

"2006 CT Circular"	circular on renewal of the annual limits (caps) of the continuing connected transactions published by the Company dated 27 December 2006

"Chalco International Trading"

China Aluminum International Trading Corporation Limited, , a subsidiary of the Company owned as to 90.5% by the Company and as to 9.5% by Chinalco Property Development Co., Ltd. , a wholly-owned subsidiary of Chinalco

"Chalco Kailin"	Chalco Kailin Aluminum Company Limited , a subsidiary of the Company and one of the principal sales agents of the Company

"Chalco Ruimin"

Chalco Ruimin Co., Ltd. , a limited liability company established in the PRC on 16 October 1992, and a 75% owned subsidiary of the Company upon the completion of the Six Plants Acquisition. The remaining 25% equity interest is held by Nanping Aluminum. It is principally engaged in the fabrication of aluminum, magnesium and other alloys and external trade

"Chalco SW Aluminum"

Chalco Southwest Aluminum Co., Ltd. , a limited liability company established in the PRC on 16 September 2004, and a 60% owned subsidiary of the Company upon the completion of the Six Plants Acquisition. The remaining 40% equity interest is held by Xinan Aluminum. It is principally engaged in aluminum fabrication

"Chinalco"	Aluminum Corporation of China , the controlling shareholder of the Company

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, American depositary shares and A Shares are listed on Hong Kong Stock Exchange, the New York Stock Exchange and Shanghai Stock Exchange, respectively

"EGM"

the extraordinary general meeting of the Company to be convened to approve, among other things, the non-exempt continuing connected transactions which are subject to independent Shareholders' approval as referred to in this announcement

"Group"	the Company and its subsidiaries

"Guan Lu"	Shanxi Guan Lu Company Limited , a connected person of the Company through its substantial shareholding of 49% equity interest in Shanxi Huasheng Aluminum Company Limited , a subsidiary of the Company

"Guangxi Baise"

Guangxi Baise Yinhai Aluminum Company Limited , a subsidiary of Guangxi Investment, which is owned as to 60.105% by Guangxi Investment; 27.592% by Guangxi Guiguan Electric Power Co., Ltd. ; 6.778% by Guangxi Baise Electric Power Company Limited ; and 5.525% by Guangxi Bureau of Geology & Mineral Prospecting & Exploitation

"Guangxi Huayin"

Guangxi Huayin Aluminum Company Limited , a joint venture company, in which the equity interests are held as: 34% by Guangxi Investment; 33% by the Company; and 33% by China Minmetals Non-ferrous Metals Co., Ltd., an independent third party. It is engaged in the production of alumina in the Guangxi Autonomous ,Region with an annual production capacity of 1.6 million tonnes

"Guangxi Investment"	Guangxi Investment Group Co., Ltd. , a promoter and a connected person of the Company

"Guangxi Nonferrous Metal"

Guangxi Investment Nonferrous Metal Company Limited (formerly known as Guangxi Aluminum Development and Investment Stock Co., Ltd. and defined as "Guangxi Associate" in the 2003 CT Circular), which is a subsidiary of Guangxi Investment and a connected person of the Company

"Guangxi Yinhai"	Guangxi Yinhai Industrial Corporation , a wholly-owned subsidiary of Guangxi Investments. The principal business activities of Guangxi Yinhai include the manufacturing and sales of nonferrous metal

"Guizhou Development"	Guizhou Provincial Materials Development and Investment Corporation , a PRC State-owned enterprise, which is a promoter and a connected person of the Company

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Nanping Aluminum"	Fujian Nanping Aluminum Company Limited , a connected person of the Company through its substantial shareholding of 25% equity interest of Chalco Ruimin, a subsidiary of the Company

"Nanping Fabrication"	Fujian Nanlu Aluminum Fabrication Co., Ltd. , a wholly-owned subsidiary of Nanping Aluminum

"Pingguo Aluminum"	Pingguo Aluminum Company , a subsidiary of Chinalco

"Six Plants Acquisition"

the acquisition by the Company of: (1) 56.86% equity interest of Huaxi Aluminum Company Limited; (2) 75% equity interest in Chalco Ruimin; (3) 60% equity interest of Chalco SW Aluminum; (4) 100% equity interest of CSWA Cold Rolling Co., Ltd.; (5) 84.02% equity interest of Chinalco Henan Aluminum Company Limited; and (6) 100% equity interest of Lanzhou Liancheng Longxing Aluminum Company Limited, from Chinalco in May 2008 for a total consideration of RMB4,180 million (approximately HK$4,460 million)

"Xinan Aluminum"

Xinan Aluminum (Group) Company Limited (or Southwest Aluminum (Group) Company Limited), a connected person of the Company through its 40% equity interest in Chalco SW Aluminum, a subsidiary of the Company. It is the largest aluminum fabrication manufacturer in the PRC.

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
20 October 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary